UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

(Amendment No. 1)

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2023

Commission File Number: 001-38836

BIOCERES CROP SOLUTIONS CORP.

(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario

Province of Santa Fe, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                                                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Amendment No.1 (the “Amendment”) to the Current Report on Form 6-K originally filed by Bioceres Crop Solutions Corp. (the “Company”) with the Securities and Exchange Commission on November 14, 2023 (the “Original Form 6-K”) is being furnished solely for the purpose of correcting the unaudited consolidated statement of financial position in the press release relating to the first fiscal quarter 2024 financial and operational results contained in Exhibit 99.1 to the Original Form 6-K. Except as specifically described in this explanatory note, this Amendment does not amend, modify or update any other disclosures contained in the Original Form 6-K.

Exhibit List

Exhibit No.	Description
99.1	Unaudited Consolidated Statement of Financial Position as of September 30, 2023 and June 30, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOCERES CROP SOLUTIONS CORP.
(Registrant)

Dated: November 29, 2023	By:	/s/ Federico Trucco
	Name:	Federico Trucco
	Title:	Chief Executive Officer